Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of March 30, 2020, Medallion Financial Corp. (the “Company” or “we”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our common stock, par value $0.01 per share (“Common Stock”), and (2) our 9.000% Senior Notes due 2021 (the “Senior Notes”).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended to date (the “Certificate of Incorporation”), and our Amended and Restated By-Laws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law, for additional information.

Authorized and Outstanding Common Stock

Pursuant to the Certificate of Incorporation, our authorized capital stock consists of 50,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). As of March 27, 2020, 24,806,656 shares of Common Stock were outstanding. All shares of Common Stock currently issued and outstanding are fully paid and non-assessable. No shares of Preferred Stock are currently outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share of Common Stock and does not have any right to cumulate votes in the election of directors.

Dividends

Subject to any preferential rights of any Preferred Stock created by our board of directors, each outstanding share of Common Stock is entitled to such dividends as our board of directors may declare from time to time out of funds that we can legally use to pay dividends.

Liquidation Rights

In the event of liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to receive on a pro-rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of Preferred Stock, if any.

Listing

Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “MFIN.”

Description of the Senior Notes

The following description of our Senior Notes is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the base indenture, dated as of April 15, 2016, between the Company and Wilmington Trust, National Association, as trustee (the “Trustee”), as supplemented by a supplemental indenture with respect to the Senior Notes (as so supplemented, the “Indenture”).

The Senior Notes are traded on the NASDAQ Global Select Market under the symbol “MFINL.”

General

The following is a description of certain of the specific terms of the Senior Notes.

The Senior Notes were initially issued in the aggregate principal amount of $30,000,000.

The Senior Notes are unsecured obligations of the Company and rank in right of payment and upon liquidation: senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Senior Notes; equal in right of payment to any of our indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries. The Indenture does not limit the amount of debt that we or our subsidiaries may incur.

The Senior Notes mature on April 15, 2021 (the “Maturity Date”), unless earlier purchased or redeemed.

The Senior Notes were issued in a form of one or more fully registered global securities, without coupons, in denominations of $25 and multiples of $25 in excess thereof.

The Senior Notes are not redeemable at the option of the holder prior to April 15, 2020, and will not benefit from any sinking fund, except as described below under “Offer to Repurchase Upon a Change of Control Repurchase Event.”

Interest and Principal

The Senior Notes bear interest at an annual rate of 9.000%.

We will pay interest on the Senior Notes quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, and the regular record dates for such interest payments will be every January 1, April 1, July 1 and October 1. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Optional Redemption

We may elect to redeem any or all of the Senior Notes on or after April 15, 2020 (twelve months prior to the Maturity Date), at a redemption price equal to the greater of:

•	100% of the principal amount of the Senior Notes being redeemed; or

•

the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to their present value as of such date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), as determined by the Reference Treasury Dealer (as defined below), plus 50 basis points.

We will give notice of any redemption not less than 30 nor more than 60 days before the redemption date by mail or electronic delivery to the Trustee, the paying agent and each holder of the Senior Notes. Once notice of redemption is sent, the Senior Notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest on the Senior Notes to but excluding, the redemption date, subject to any conditions precedent specified in such notice.

On and after the redemption date, interest will cease to accrue on the Senior Notes or any portion of the Senior Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent or the Trustee money sufficient to pay the redemption price of and accrued interest on the Senior Notes to be redeemed on that date. If less than all of the Senior Notes are to be redeemed, the Senior Notes to be redeemed shall be selected by the Trustee pro rata, by lot, or by such other method the Trustee deems to be fair and appropriate, in each case in accordance with the applicable procedures of DTC.

Definitions

“Comparable Treasury Issue” means the United States Treasury security having a maturity comparable to the remaining term of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Senior Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Company obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Reference Treasury Dealer” means (i) one Primary Treasury Dealer (as defined below) selected by Keefe, Bruyette & Woods, Inc. and one Primary Treasury Dealer selected by Sandler O’Neill & Partners, L.P. and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States of America (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer(s) selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the quarterly equivalent yield to maturity of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Offer to Repurchase Upon a Change of Control Repurchase Event

If a Change of Control Repurchase Event (as defined below) occurs, unless we have exercised our right to redeem the Senior Notes in full, we will make an offer to each holder of Senior Notes to repurchase all or any part (in minimum denominations of $25 and integral multiples of $25 principal amount) of such holder’s Senior Notes at a repurchase price in cash equal to 100% of the aggregate principal amount of Senior Notes repurchased plus any accrued and unpaid interest on the Senior Notes repurchased to, but excluding, the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control (as defined below), but after the public announcement of the Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 promulgated under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Senior Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the Senior Notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, subject to extension if necessary to comply with the provisions of the Investment Company Act of 1940 (the “1940 Act”) and the rules and regulations promulgated thereunder, we will, to the extent lawful:

•	accept for payment all Senior Notes or portions of Senior Notes properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all Senior Notes or portions of Senior Notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the Senior Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Senior Notes being purchased by us.

The paying agent will promptly remit to each holder of Senior Notes properly tendered the purchase price for the Senior Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Senior Note equal in principal amount to any unpurchased portion of any Senior Notes surrendered; provided that each new Senior Note will be in a minimum principal amount of $25 or an integral multiple of $25 in excess thereof.

We will not be required to make an offer to repurchase the Senior Notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Senior Notes properly tendered and not withdrawn under its offer.

Definitions

A “Change of Control” will be deemed to have occurred at the time after Senior Notes are originally issued if any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than us, our wholly owned subsidiaries and our and their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2) the consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us or of Medallion Bank to any person other than one of our wholly-owned subsidiaries; provided, however, that a transaction described in clause (B) (x) in which the holders of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction or (y) that is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity, in each case, shall not be a Change of Control pursuant to this clause (2); or

(3) our stockholders approve any plan or proposal for the liquidation or dissolution of us.

“Change of Control Repurchase Event” means the occurrence of a Change of Control.

Events of Default

An “Event of Default” with respect to the Senior Notes means any of the following:

•	We do not pay the principal of any Senior Note on its due date.

•	We do not pay interest on any Senior Note when due, and such default is not cured within 30 days.

•

We remain in breach of any other covenant with respect to the Senior Notes for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of at least 25.0% of the principal amount of the Senior Notes.

•

We or any significant subsidiaries, as defined in Article I, rule 1-02 of Regulation S-X, file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and, in the case of certain orders or decrees entered against us under any bankruptcy law, such order or decree remains undischarged or unstayed for a period of 60 days.

•

Default by us or any of our subsidiaries with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $20,000,000 (or its foreign currency equivalent) in the aggregate of us and/or any such subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, if such default is not cured or waived, or such acceleration is not rescinded, within 30 days after written notice to us by the Trustee or to us and the Trustees by holders of at least 25% in aggregate principal amount of Senior Notes then outstanding, in accordance with the Indenture.

•

A final judgment or judgments for the payment of $20,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance) in the aggregate rendered against us or any of our subsidiaries, which judgment is not discharged, bonded, paid, waived or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

•

On the last business day of each of twenty-four consecutive calendar months, the Senior Notes have an asset coverage, as defined in the 1940 Act, of less than 100%, after giving effect to any exemptive relief granted to the Company by the Securities and Exchange Commission.

An Event of Default for the Senior Notes does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The Trustee may withhold notice to the holders of the Senior Notes of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

If an Event of Default has occurred and has not been cured, the Trustee or the holders of at least 25.0% in principal amount of the Senior Notes may declare the entire principal amount of all the Senior Notes to be due and immediately payable. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Senior Notes.

Merger, Consolidation or Sale of Assets

Under the terms of the Indenture, we are generally permitted to consolidate or merge with, or sell all or substantially all of our assets to, another entity. However, we may not take any of these actions unless all of the following conditions are met:

•	Where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the Senior Notes.

•

The merger or sale of assets must not cause a default on the Senior Notes and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us notice of default or our default having to exist for a specified period of time were disregarded.

•	We must deliver certain certificates and documents to the Trustee.

Modification and Amendment

Subject to certain exceptions, the Indenture or the Senior Notes may be amended with the consent of the holders of at least a majority in principal amount of the Senior Notes then outstanding (including without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Senior Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding (including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Senior Notes).

However, without the consent of each holder of an outstanding Senior Note affected, no amendment may, among other things:

(1) reduce the amount of Senior Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the stated time for payment of interest on any Senior Note;

(3) reduce the principal of or extend the stated maturity of any Senior Note;

(4) reduce the redemption price, or the Change of Control repurchase price of any Senior Note or amend or modify in any manner adverse to the holders of Senior Notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5) make any Senior Note payable in money, or at a place of payment, other than that stated in the Senior Note;

(6) change the ranking of the Senior Notes; or

(7) make any change in the amendment provisions that require each holder’s consent or in the waiver provisions.

Without the consent of any holder, we and the Trustee may amend the Indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of our obligations under the Indenture;

(3) add guarantees with respect to the Senior Notes;

(4) secure the Senior Notes;

(5) add to our covenants or events of default for the benefit of the holders or surrender any right or power conferred upon us;

(6) make any change that does not adversely affect the rights of any holder;

(7) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8) conform the provisions of the Indenture to the “Description of the Notes” section in the prospectus supplement with respect to the Senior Notes.

Holders do not need to approve the particular form of any proposed amendment. It will be sufficient if such holders approve the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to send to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Defeasance and Covenants

Covenant Defeasance

Under applicable law, we may make the deposit described below and be released from certain of the restrictive covenants in the Indenture if the following conditions are satisfied:

•

Because the Senior Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Senior Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Senior Notes on their due dates.

•

We must deliver to the Trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the Senior Notes any differently than if we did not make the deposit and repaid the Senior Notes ourselves at maturity.

•	Defeasance must not result in a breach or violation of, or result in a default under, the Indenture or any of our other material agreements or instruments.

•	No default or event of default with respect to the Senior Notes shall have occurred and be continuing.

•

We must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the Senior Notes if there were a shortfall in the trust deposit or if the Trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Senior Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we may legally release ourselves from all payment and other obligations on the Senior Notes if the following conditions are satisfied:

•

Because the Senior Notes are in U.S. dollars, we must deposit in trust for the benefit of all holders of the Senior Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Senior Notes on their various due dates.

•

We must deliver to the Trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an Internal Revenue Service (“IRS”) ruling that allows us to make the above deposit without causing you to be taxed on the Senior Notes any differently than if we did not make the deposit and repaid the Senior Notes ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the Senior Notes would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for the Senior Notes and you would recognize gain or loss on the Senior Notes at the time of the deposit.

•

We must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

•	Defeasance must not result in a breach or violation of, or constitute a default under, the Indenture or any of our other material agreements or instruments.

•	No default or event of default with respect to the Senior Notes shall have occurred and be continuing.

If we accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the Senior Notes. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

Other Covenants

In addition to any other covenants described in the prospectus supplement with respect to the Senior Notes, the following covenants shall apply to the Senior notes:

•

We agree that for the period of time during which the Senior Notes are outstanding, we will not violate (regardless of whether we are subject to) Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act, as in effect immediately prior to the issuance of the Senior Notes, giving effect to any exemptive relief granted to us by the SEC. These provisions generally prohibit us from making additional borrowings, including through the issuance of additional debt or the sale of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowings; provided that, if we are (a) no longer subject to the 1940 Act and (b) required to consolidate Medallion Bank in our consolidated financial statements for GAAP purposes, Medallion Bank shall be assumed to be deconsolidated and carried at the book value of Medallion Bank’s securities owned by us for purposes of this covenant.

•

We agree that for the period of time during which the Senior Notes are outstanding, pursuant to Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act as in effect immediately prior to the issuance of the Senior Notes (regardless of whether we are subject thereto), we will not declare any dividend (except a dividend payable in stock of the issuer), or declare any other distribution, upon a class of our Common Stock, or purchase any such Common Stock, unless, in every such case, at the time of the declaration of any such dividend or distribution, or at the time of any such purchase, we have an asset coverage (as defined in the 1940 Act) of at least 200% after deducting the amount of such dividend, distribution or purchase price, as the case may be, and giving effect, in each case, (i) to any exemptive relief granted to us by the SEC and (ii) to any no-action relief granted by the SEC to another business development company (“BDC”) (or to us if it determines to seek such similar no-action or other relief) permitting the BDC to declare any cash dividend or distribution notwithstanding the prohibition contained in Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act in order to maintain such BDC’s status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

•

If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the Senior Notes and the Trustee, for the period of time during which the Senior Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with applicable GAAP.

•

We agree to use commercially reasonable efforts to obtain and maintain a rating for the Senior Notes with Egan-Jones Ratings Company or any other “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act.

Book-Entry and Settlement

The Senior Notes were issued in book-entry form and represented by one or more global certificates. Beneficial interests in the Senior Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary Trust Company (“DTC”). Investors may elect to hold interests in the Senior Notes through either DTC, if they are a participant, or indirectly through organizations that are participants in DTC.

Trustee and Paying Agent

Wilmington Trust, National Association, is the trustee under the Indenture governing the Senior Notes and acts as the paying agent for the Senior Notes. The global securities representing the Senior Notes were deposited with, or on behalf of, DTC, New York, New York, as depositary, and registered in the name of Cede & Co., the nominee of DTC.

Governing Law

The Senior Notes and the Indenture are governed by, and construed in accordance with, the laws of the State of New York.